Exhibit 99.2

TRILLION ENERGY ANNOUNCES CLOSINGS OF ITS NON-BROKERED PRIVATE PLACEMENT

June 19, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) wishes to announce that further to the Company’s news release dated June 6, 2024 announcing the upsizing of its non-brokered private placement to 30,000,000 units (the “Units”) at a price of $0.09 per Unit, for aggregate gross proceeds of up to a maximum of $2,700,000 (the “Offering”), the Company has closed two additional tranches of the Offering. Each Unit is comprised of one common share of the Company (each, a “Share”) and one share purchase warrant (each, a “Warrant”), with each Warrant exercisable at a price of $0.18 per share for a period of two years from issuance (please see the Company’s news releases dated May 23, 2024, May 27, 2024 and June 6, 2024 for further details).

Combined with the closing of the first two tranches, the Company has now issued an aggregate of 23,169,852 Units and raised an aggregate of gross proceeds of $2,085,286.68 in the Offering.

The Warrants include an acceleration provision whereby if the Company’s Shares trade at a price equal to or greater than $0.35 for a period of seven (7) consecutive trading days, Trillion may accelerate the expiry of the Warrants.

Trillion may pay a cash finder’s fee to qualified non-related parties of up to 7% of the gross proceeds of the Offering and issue a number of broker warrants (“Broker Warrants”) that is up to 7% of the number of Units sold pursuant to the Offering. Each Broker Warrant will entitle the holder to one (1) Share and is exercisable at a price of $0.09 per share for a period of two (2) years from the date of issuance.

Third Tranche Closing

Trillion has closed the third tranche of the Offering. The Company issued an aggregate of 1,532,478 Units on June 10, 2024 (the “Third Tranche”) at a price of $0.09 per Unit for total gross proceeds of $137,923.02. Trillion paid an aggregate of $3,518.55 in cash finders’ fees and issued an aggregate of 39,095 Broker Warrants. The Broker Warrants are non-transferable and are exercisable at $0.09 per share for a period of two years from the date of issuance. The Shares, Warrants and Broker Warrants issued in connection with the Third Tranche closing are subject to a hold period until October 11, 2024.

Fourth Tranche Closing

Trillion has closed the fourth tranche of the Offering. The Company issued an aggregate of 2,262,778 Units on June 19, 2024 (the “Fourth Tranche”) at a price of $0.09 per Unit for total gross proceeds of $203,650.02. In connection with the Fourth Tranche closing, Trillion paid an aggregate of $5,481 in cash finders’ fees and issued an aggregate of 60,900 Broker Warrants. The Broker Warrants are non- transferable and are exercisable at $0.09 per share for a period of two years from the date of issuance. The Shares, Warrants and Broker Warrants issued in connection with the Fourth Tranche closing are subject to a hold period until October 20, 2024.

Final Closing is expected to occur at the end of the week.

About the Company

Trillion Energy International Inc. is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a farmin to earn 50% interest in 3 oil exploration blocks in S.E. Turkiye. More information may be found on www.sedarplus.ca, and our website.

Contact

Brian Park

Corporate Finance

1 403 701 3272

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the closing of the Offering, the use of proceeds, and the Company’s ability to obtain necessary approvals from the CSE. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward- looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedarplus.ca, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedarplus.ca, and or request a copy of our reserves report effective December 31, 2023.